                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                    Neuberger Berman Realty Income Fund Inc.
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    64126G109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

--------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

--------------------------                             ------------------------
CUSIP No. 64126G109                   13D                   Page 2 of 19 Pages
--------------------------                             ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,560,720
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,560,720
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,560,720
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 3 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,560,720
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,560,720
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,560,720
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 4 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  767,638
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              767,638
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    767,638
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 5 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  792,182
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              792,182
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    792,182
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 6 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  651,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              651,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    651,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 7 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  410,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              410,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 8 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,061,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,061,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,061,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 9 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,061,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,061,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,061,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 10 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,061,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,061,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,061,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 11 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT A. WOOD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 12 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    D. JAMES DARAS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 13 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 14 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELYSE NAKAJIMA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 15 of 19 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 6 amends the
Schedule 13D as specifically set forth.

            Item 2 is hereby amended to add the following:

            As of April 30, 2007, D. James Daras, Robert A. Wood, Matthew Crouse
and Elyse  Nakajima  ceased to be members of the  section  13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No.
6. The remaining Reporting Persons will continue filing, as a group,  statements on Schedule 13D with respect to their beneficial  ownership of securities of the
Issuer to the extent required by applicable law.

            Item 4 is hereby amended to add the following:

            On April 30,  2007,  the  Reporting  Persons  withdrew  their  proxy solicitation  for the election of their  director  nominees at the Issuer's 2007
Annual Meeting.

            On April 30, 2007,  WILLC issued a press release  announcing that in light of the Issuer's recent announcement to increase the monthly  distributions to  common  shareholders  to an  amount  equal  to an  annual  rate of 9% of the
Issuer's  net asset  value as of the end of the first  quarter  of 2007,  it had determined  to withdraw  its proxy  solicitation  involving  the  Issuer.  WILLC further  announced  that it  intended  to vote all of its Shares in favor of the directors nominated by the Issuer at the 2007 Annual Meeting.  The press release is attached hereto as Exhibit 7 and incorporated herein by reference.

            Item 7 is hereby amended to add the following Exhibit:

            Exhibit 7 Press Release dated April 30, 2007.

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 16 of 19 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007                WESTERN INVESTMENT LLC

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                     By: Western Investment LLC,
                                     Its General Partner

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                     By: Western Investment LLC,
                                      Its Managing Member

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     BENCHMARK PLUS INSTITUTIONAL PARTNERS,
                                     L.L.C.

                                     By: Benchmark Plus Management, L.L.C.,
                                     Its Managing Member

                                     By: /s/ Scott Franzblau
                                         ---------------------------------------
                                     Name: Scott Franzblau
                                     Title: Managing Member

                                     By: /s/ Robert Ferguson
                                         ---------------------------------------
                                     Name: Robert Ferguson
                                     Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 17 of 19 Pages
----------------------                                    ----------------------

                                     BENCHMARK PLUS PARTNERS, L.L.C.

                                     By: Benchmark Plus Management, L.L.C.,
                                     Its Managing Member

                                     By: /s/ Scott Franzblau
                                         ---------------------------------------
                                     Name: Scott Franzblau
                                     Title: Managing Member

                                     By: /s/ Robert Ferguson
                                         ---------------------------------------
                                     Name: Robert Ferguson
                                     Title: Managing Member

                                     BENCHMARK PLUS MANAGEMENT, L.L.C.

                                     By: /s/ Scott Franzblau
                                         ---------------------------------------
                                     Name: Scott Franzblau
                                     Title: Managing Member

                                     By: /s/ Robert Ferguson
                                         ---------------------------------------
                                     Name: Robert Ferguson
                                     Title: Managing Member

                                     /s/ Robert Ferguson
                                     -------------------------------------------
                                     ROBERT FERGUSON

                                     /s/ Scott Franzblau
                                     -------------------------------------------
                                     SCOTT FRANZBLAU

                                     /s/ Robert A. Wood
                                     -------------------------------------------
                                     ROBERT A. WOOD

                                     /s/ D. James Daras
                                     -------------------------------------------
                                     D. JAMES DARAS

                                     /s/ Matthew Crouse
                                     -------------------------------------------
                                     MATTHEW CROUSE

                                     /s/ Arthur D. Lipson
                                     -------------------------------------------
                                     ARTHUR D. LIPSON

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                         ARTHUR D. LIPSON
                                         as Attorney in Fact for Elyse Nakajima,
                                         Individually

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 18 of 19 Pages
----------------------                                    ----------------------

                                 EXHIBIT INDEX

           Exhibit                                                Page
           -------                                                ----

     7.    Press Release, dated April 30, 2007                     19

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 19 of 19 Pages
----------------------                                    ----------------------

PRESS RELEASE

     WESTERN INVESTMENT WITHDRAWS PROXY SOLICITATION INVOLVING TWO NEUBERGER
            BERMAN CLOSED -END FUNDS IN LIGHT OF RECENT BOARD ACTIONS

                 WESTERN BELIEVES PROPOSED 9% DISTRIBUTION IS IN
                       THE BEST INTERESTS OF SHAREHOLDERS

      Salt Lake City, UT, April 30, 2007 - Western Investment LLC, a shareholder of each of Neuberger Berman Real Estate  Securities Income Fund Inc. ("NRO") and
Neuberger  Berman  Realty  Income Fund Inc.  ("NRI," and together  with NRO, the
"Funds")  announced  today that in light of the Funds'  recent  announcement  to increase the monthly  distributions  to common  shareholders  of each Fund to an amount  equal to an annual  rate of 9% of each  Fund's net asset value as of the end of the first  quarter  of 2007,  it had  determined  to  withdraw  its proxy solicitation  involving each Fund. Western further announced that it intended to vote all of its shares in favor of the  directors  nominated by each Fund at the upcoming annual meetings.

      Speaking on behalf of Western,  Art Lipson stated,  "We recognize that the
Board has taken significant,  proactive steps to resolve  shareholder  concerns.
Western  intends  to  withdraw  its  slate  and cast  its  vote for the  Board's nominees.  We believe that the dividend policy  announced today should eliminate the  discount to net asset value,  and could result in a cumulative  increase in value to shareholders of over $250 million."

      Art Lipson continued,  stating, "We continue to urge the Board to consider a merger of NRO and NRI which would, of course,  create operating  efficiencies.
It would also create the largest,  most liquid  closed-end fund  specializing in equity  investments in U.S.  REITs. We believe that  shareholders  would benefit from the increased visibility."

      Western had previously  nominated five directors for election to the board of each Fund. Effective immediately, Western is withdrawing such nominations, as well as its solicitation of proxies.

      Western,  certain other  shareholders,  and Mr. Lipson own  3,303,749,  or approximately 9.9%, of NRO's outstanding shares, and 2,622,321, or approximately
9.5%, of NRI's outstanding shares.

THIS IS NOT A  SOLICITATION.  PLEASE  DO NOT SEND  YOUR  PROXY  CARD TO  WESTERN
INVESTMENT LLC.